21001671

SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **D.M. Kelly & Company**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 Ingersoll Avenue, Suite 300
(No. and Street)

Des Moines	IA	50312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Halliwell **515-221-1133**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciacotta Wilkens & Dunleavy LLP
(Name - if individual, state last, first, middle name)

9501 W. 171st St; H-103	Tinley Park	IL	60487
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Halliwell, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of D.M. Kelly & Company, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA LYN CAMPBELL
Commission Number 151829
My Commission Expires
June 15, 2022

Kathleen Halliwell
Signature

Chief Compliance Officer
Title

Pamela L Campbell
Notary Public

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
D.M. Kelly & Company and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of D.M. Kelly & Company and Subsidiary (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of D.M. Kelly & Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The broker dealer only statement of financial condition (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the broker dealer only statement of financial condition is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as D.M. Kelly & Company and Subsidiary's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 25, 2021

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9501 W. 171st Street, H-103 I Tinley Park, IL 60487
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

Consolidated Statement of Financial Condition
December 31, 2020

D.M. Kelly & Company and Subsidiary

Filed as PUBLIC information pursuant to Rule 17a-5(d) under
the Securities Exchange Act of 1934.

Assets		
Cash and cash equivalents	$	276,170
Receivables		
Clearing organization		908,269
Other		18,656
Marketable securities held for resale and trading, at fair value		2,413,341
Deferred income taxes		52,000
Furniture and equipment, net of accumulated depreciation of $487,681		111,375
Other assets		15,206
Noncompete agreement, net of accumulated amortization of $12,963		764,791
Total Assets	$	4,559,808
Liabilities and Stockholders' Equity		
Current Liabilities		
Accrued salaries and benefits	$	232,909
Noncompete agreement payable, current		777,754
Interest payable		2,566
Current income taxes		54,699
Other accrued liabilities		278,333
Total Liabilities		1,346,261
Stockholders' Equity		
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding		36,254
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,800 shares issued and outstanding		876,898
Retained earnings		2,300,395
Total Stockholders' Equity		3,213,547
Total Liabilities and Stockholders' Equity	$	4,559,808

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

D.M. Kelly & Company (DMK) conducts business as a broker/dealer in securities and its wholly-owned subsidiary DMKC Advisory Services (DMKC) provides investment advisory services (collectively the Company). DMK primarily serves individual and institutional customers in the Midwestern region of the United States and has offices in Iowa.

DMK is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). DMK operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that DMK clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Basis of Presentation

The accompanying consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated statement of financial condition includes the accounts of D.M. Kelly & Company and its wholly-owned subsidiary. All intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Risks and Uncertainties

DMK's marketable securities owned are exposed to various risks such as interest rate, market and credit risks. DMK could incur losses or gains as a result of changes in the fair value of the securities and such changes could materially affect DMK's financial condition.

Concentration of Credit Risk

The Company maintains its cash accounts in various deposit accounts, the balances of which are periodically in excess of federally insured limits.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in bank accounts and money market funds held with the clearing organization.

Securities Transactions

DMK classifies its marketable securities that are purchased and held principally for the selling of them in the near term as resale and trading securities and are reported at fair value.

Receivable From and Payable to Clearing Organization

DMK clears all customer transactions with a clearing broker/dealer on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing receivable and payable are recorded at their net amounts in the consolidated statement of financial condition.

Note Receivable and Deferred Compensation

Deferred compensation was issued in connection with a forgivable note receivable to certain employees. Annual payments due under the note receivable are forgiven on each due date if the employee remains with DMK. Deferred compensation expense related to the forgivable note is recognized over the employees' service period and includes one employee's income and payroll tax liability.

Noncompete Agreement

The noncompete agreement is recorded at the net present value of the estimated future payment stream on the date of the agreement. The noncompete agreement is amortized to expense over the term of the agreement. The agreement is evaluated on an annual basis for impairment, with impairment expense included in the statement of operations. There was no impairment expense recorded for the year ended December 31, 2020.

Deferred Incentive Payment

The payment received as an incentive to renew the current clearing organization agreement is included in other accrued liabilities.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of 5 to 10 years.

The DMK periodically reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from its use and eventual disposition.

Fair Value Measurements

DMK has determined the fair value of certain assets and liabilities in accordance with GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

DMK files a consolidated federal income tax return. Income taxes are provided for the tax effects of transactions reporting in the consolidated statement of financial condition and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of deferred compensation, stock basis compensation, depreciation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Management assesses DMK's income tax positions and records income taxes based upon an evaluation of the facts, circumstances and information available at the reporting dates. If DMK considers that a tax position is more-likely-than-not of being sustained it recognizes the tax benefit. In addition, valuation allowances are established when management determines that it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. Tax valuation allowances are analyzed periodically as events occur, or circumstances change that warrant adjustments to those balances.

Subsequent Events

Management has evaluated subsequent events through February 25, 2021 which is the date the consolidated statement of financial condition was available to be issued.

Note 2 - Receivable from and Payable to Clearing Organization

Receivable from and payable to clearing organization consists of the following as of December 31, 2020.

Receivable from clearing organization	
Cash in brokerage account	$ 100,000
Accumulated trading profits	97,545
Securities purchased	(712,825)
Margin deposit with clearing organization	1,070,923
Interest and dividends received	16,099
Other	336,527
Total	$ 908,269

Cash in brokerage account is a required deposit under the clearing organization agreement. DMK clears its customer transactions through another broker dealer on a fully disclosed basis. The amount receivable from the clearing broker is net of the amount payable to the clearing broker for the aforementioned customer transactions.

Note 3 - Marketable Securities Owned

Marketable securities owned consist of securities held for resale and trading, at fair values. These securities as of December 31, 2020 are summarized as follows:

	Held for Trading	Held for Resale	Total
State and municipal obligations	$ -	$ 650,586	$ 650,586
Federal obligations	1,200,449	-	1,200,449
Corporate obligations	500,150	62,156	562,306
Total market securities	$ 1,700,599	$ 712,742	$ 2,413,341

Note 4 - Marketable Securities

There are three general valuation techniques that may be used to measure fair value, as described below:

- Market approach – Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources;
- Cost approach – Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost); and
- Income approach – Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

Marketable securities itemized below were measured at fair value during the year ended using the market approach. The balances of marketable securities measured at fair value as of December 31, 2020, are as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Corporate obligations	$ -	$ 562,306	$ -	$ 562,306
Federal obligations	-	1,200,449	-	1,200,449
State and municipal obligations	-	650,586	-	650,586
Total assets at fair value	$ -	$ 2,413,341	$ -	$ 2,413,341

Note 5 - Notes Receivable and Noncompete Agreement

Note receivable

The forgivable notes - deferred compensation were issued in connection with deferred compensation agreements executed with certain employees. If the employees are continuously employed, annual payments required by the loan agreements are forgiven on each due date. Expense incurred in connection with the forgivable notes is recognized ratably over the service periods. During 2020, the employee terminated and forgiveness totaled $106,909 for the year ended December 31, 2020. Note receivable and accrued deferred compensation were both $0, as of December 31, 2020.

Noncompete agreement asset

On November 1, 2020 DMK entered into a noncompete agreement with a retiring employee. The agreement allows for the retired employee to be paid a percentage of the net commission and fees from the previously serviced client accounts in exchange for the employee to cease being a registered person of FINRA and not soliciting new securities or investment advisory business, open new securities accounts or provide any services to any person that would require registration by the retiring representative with FINRA or under any state or federal securities laws. The value of the noncompete agreement was determined based on the net present value of the estimated future payments on the agreement, using an interest rate of 2%. The non-compete agreement has a term of 10 years, beginning November 1, 2020. Amortization expense for each of the next five years will be $77,775. The weighted average amortization period is 10 years.

The noncompete agreement asset consists of the following:

Carrying amount	$ 777,754
Accumulated amortization	(12,963)
Noncompete agreement, net	$ 764,791

Noncompete agreement payable

At inception, the noncompete agreement payable was equal to the noncompete agreement asset. Payments for the non-compete agreement begin on January 20, 2021, with additional payments being due annually on November 20th of each year for five years, with the final payment due on November 20, 2025. Interest is calculated at 2% on an annual basis.

The carrying value of the noncompete agreement is evaluated on an annual basis. If differences are identified, they are recognized as a charge to earnings.

Note 6 - Furniture and Equipment

Furniture and equipment at December 31, 2020 consists of the following:

Furniture and equipment	$ 472,388
Vehicles	126,668
	599,056
Less accumulated depreciation	(487,681)
Total furniture and equipment	$ 111,375

Note 7 - Note Payable

In 2019 DMK purchased a vehicle which was financed with a loan from a local financial institution of $10,000. The note was paid off in 2020.

Note 8 - Income Taxes

Deferred income tax assets as of December 31, 2020 consist of the following components:

Noncompete	$ 4,000
Accrued wages to owners	11,000
Furniture and equipment	37,000
Total deferred income tax asset	$ 52,000

Note 9 - Net Capital Requirements

DMK is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). DMK reports net capital on an unconsolidated basis without the net assets of its wholly-owned subsidiary. DMK is required to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $250,000. At December 31, 2020, 6 2/3% of aggregate indebtedness was $64,723, which did not exceed the minimum dollar requirement of $250,000. At December 31, 2020, DMK's net capital was $2,476,211, which was $2,226,211 in excess of its required net capital of $250,000. SEC Rule 15c3-1 also provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2020, DMK's percentage of aggregate indebtedness to net capital was 39%.

Note 10 - Commitments

DMK leases its primary office facilities that are located in a building 100% owned by a related party on month to month basis. The lease calls for a monthly base rent and additional amounts for operating expenses.

Note 11 - Off-Balance- Sheet Risk

As discussed in Note 1, DMK's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, First Clearing, LLC. The clearing broker/dealer carries all of the accounts of the customers of DMK and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to DMK. DMK seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 12 - Profit-Sharing Plan

DMK has a qualified profit-sharing plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The contribution rate under the profit-sharing is based on certain percentages of the employees' eligible compensation. The profit-sharing plan provides for contributions by DMK in such amounts as the Board of Directors may determine.

Note 13 - Indemnifications

In the normal course of business, DMK indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, DMK or its affiliates. DMK also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

DMK provides representation and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. DMK may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into the normal course of business. The maximum potential amount of future payments that DMK could be required to make under these indemnifications cannot be estimated. However, DMK believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The subsidiary's financial information as of December 31, 2020 is summarized as follows:

Assets	$	439,067
Liabilities	$	384,154
Net worth	$	54,913
Net income	$	236,101

Supplemental Information
December 31, 2020

D.M. Kelly & Company and Subsidiary

D.M. Kelly & Company and Subsidiary
Broker Dealer Only Statement of Financial Condition
December 31, 2020

Assets	
Cash and cash equivalents	$ 201,456
Receivables	
Clearing organization	908,269
Other	18,656
Marketable securities held for resale, at fair value	2,413,341
Deferred income taxes	52,000
Furniture and equipment, net of accumulated depreciation of $512,605	111,375
Other assets	11,393
Noncompete agreement, net of accumulated amortization of $7,000	412,987
Total Assets	$ 4,129,477
Liabilities and Stockholders' Equity	
Liabilities	
Accrued salaries and benefits	$ 207,702
Noncompete agreement payable, current	419,987
Interest payable	1,386
Payable to subsidiary	8,736
Current income taxes	54,699
Other accrued liabilities	278,333
Total liabilities	970,843
Stockholders' Equity	
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding	36,254
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,800 shares issued and outstanding	876,898
Retained earnings	2,245,482
Total stockholders' equity	3,158,634
Total Liabilities and Stockholder's Equity	$ 4,129,477